OSISKO REPORTS THIRD QUARTER 2018 RESULTS
$20.6M CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

Montréal, November 6, 2018 – Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced its consolidated financial results for the third quarter ended September 30, 2018 and an update on matters following quarter-end.

Highlights

  Earned 20,006 gold equivalent ounces1 (“GEOs”), for year to date total GEOs of 60,548. Total 2018 annual GEOs is forecast to be in-line with the previously announced guidance of 77,500 to 82,500 GEOs. Osisko expects its peer-leading growth profile to continue to deliver significant growth in annual GEO production over the next 5 years;

  Generated cash flows from operating activities of $20.6 million, which represents a 177% increase compared to the third quarter of 2017 (132% increase when the impact of the transaction costs related to the acquisition of the Orion portfolio of assets in Q3 2017 is removed);

  Recorded adjusted earnings2 of $5.7 million, $0.04 per basic share2, compared to $8.0 million, $0.06 per basic share in the third quarter of 2017;

  Recorded cash operating margins3 of 90% from royalty and stream interests, maintaining the highest margin in the metals and mining sector, generating $28.1 million in addition to a cash operating margin of $0.8 million from offtake interests;

  Acquired an additional 1.75% net smelter return (“NSR”) royalty for $20.0 million on the Cariboo property held by Barkerville Gold Mines Ltd. (“Barkerville”), increasing Osisko’s NSR royalty to a total of 4% (Barkerville has the option to sell an additional 1% NSR royalty to Osisko for $13.0 million prior to December 31, 2018);

  Receipt, by Osisko Bermuda Limited, a wholly owned subsidiary of Osisko, of a notice from Pretium Exploration Inc., a subsidiary of Pretium Resources Inc., in regards to its election to exercise its option to fully repurchase on December 31, 2018, the Brucejack gold and silver stream for US$118.5 million ($153.4 million). The proceeds will be used for debt repayment and for general corporate purposes;

  In October, entered into an amended and restated purchase and sale agreement with Stornoway Diamond Corporation (“Stornoway”) by providing an additional up-front deposit of $21.6 million to improve the terms of the agreement, including the reduction of the transfer payment to the lesser of 40% of achieved sales price and US$40 per carat with no price escalation (previously US$50 per carat escalating at 1% per annum);

  Held $137.2 million in cash and cash equivalents and $364.5 million in equity investments4 as at September 30, 2018;

  Distributed $7.8 million in dividends to shareholders, bringing the total to $78.5 million since inception in 2014;

  In October, repaid US$10.0 million ($12.9 million) on the revolving credit facility and extended the maturity date by one year to November 2022. The Company currently has up to $364 million in available credit; and

  Declared a quarterly dividend of $0.05 per common share payable on January 15, 2019 to shareholders of record as at December 31, 2018.

For more details, please refer to the Management’s Discussion and Analysis for the three and nine months ended September 30, 2018.

Recent Performance

Sean Roosen, Chair and Chief Executive Officer commented on the 2018 activities: “Osisko’s performance during the first nine months of 2018 demonstrates its unique approach to investing in all areas of the mine development cycle and its dedication to creating its own high-return and high-margin investment opportunities, adding near, medium and long-term cash flow to its growth pipeline.

Our amendment of the Renard stream will add immediate cash flow starting in Q4 of 2018, our investment in Victoria Gold Corp. and the Eagle royalty will add significant cash flow starting in 2020, while our investment in the Horne 5 stream brings in a new generation of assets that will become anchor assets within Osisko’s portfolio.

During the first nine months of 2018, Osisko continued to increase its royalty and overall exposure to the most prospective exploration camps in Canada, being the Cariboo gold camp and the Urban Barry camp (hosting the Windfall Lake project). Osisko strongly believes that acquiring royalties on mining camps will deliver strong returns to its shareholders.

All of these investments have increased Osisko’s Canadian footprint, confirming Osisko as the leading Canadian royalty company.”

Q3 2018 Results Conference Call

Osisko will host a conference call on Wednesday, November 7, 2018 at 10:00 am EST to review and discuss its Q3 2018 results.

Those interested in participating in the conference call should dial in at 1-(877) 223-4471 (North American toll free), or 1-(647) 788-4922 (international). An operator will direct participants to the call. The conference call replay will be available from 1:00 pm EST on November 7, 2018 until 11:59 pm EST on November 14, 2018 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 1043979.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.4% interest in Barkerville Gold Mines Ltd., a 17.9% interest in Osisko Mining Inc., a 15.5% interest in Victoria Gold Corp., a 12.6% interest in Falco Resources Ltd and an 11.4% interest in Osisko Metals Incorporated.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Notes:

(1)

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended		Nine months ended
		September 30,		September 30,
	2018	2017	2018	2017

Gold(1)	$1,213	$1,278	$1,282	$1,251
Silver(2)	$15	$17	$16	$17

Exchange rate (US$/Can$)(3)	1.3070	1.2528	1.2876	1.3075

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

(2)

“Adjusted earnings” and “Adjusted earnings per basic share” are not recognized measures under the International Financial Reporting Standards (“IFRS”). Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of the Management’s Discussion and Analysis for the three and nine months ended September 30, 2018.

(3)

Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income and related notes:

	Three months ended		Nine months ended
(In thousands of dollars)	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$

Revenues	111,702	68,179	375,135	103,664
Less: Revenues from offtake interests	(80,309)	(42,086)	(278,306)	(42,086)
Revenues from royalty and stream interests	31,393	26,093	96,829	61,578

Cost of sales	(82,748)	(44,214)	(284,705)	(44,587)
Less: Cost of sales of offtake interests	79,498	41,424	274,220	41,424
Cost of sales of royalty and stream interests	(3,250)	(2,790)	(10,485)	(3,163)

Revenues from royalty and stream interests	31,393	26,093	96,829	61,578
Less: Cost of sales of royalty and stream	(3,250)	(2,790)	(10,485)	(3,163)
Cash margin from royalty and stream	28,143	23,303	86,344	58,415
	90%	89%	89%	95%

Revenues from offtake interests	80,309	42,086	278,306	42,086
Less: Cost of sales of offtake interests	(79,498)	(41,424)	(274,220)	(41,424)
Cash margin from offtake interests	811	662	4,086	662
	1%	2%	1%	2%

(4)

Represents the estimated fair value based on the quoted prices of the investments in a recognized stock exchange as at September 30, 2018. For private investments, an internal or external evaluation is prepared.

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions, including the realization of all conditions precedent to the closing of the investment in Falco Resources Ltd.’s Horne 5 Gold project, the estimate of GEOs to be received in 2018, the realization of all conditions precedent to the exercise by Pretium Exploration Inc. of its option to fully repurchase Osisko’s Brucejack gold and silver stream in a timely manner, and Osisko’s ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko’s royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of a ny other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2018	2017
	$	$
Assets

Current assets

Cash and cash equivalents	137,188	333,705
Short-term investment	10,000	-
Accounts receivable	7,804	8,385
Inventories	5,779	9,859
Other assets	534	984
	161,305	352,933
Assets held for sale	144,647	-
	305,952	352,933

Non-current assets

Investments in associates	297,683	257,433
Other investments	115,914	115,133
Royalty, stream and other interests	1,507,077	1,575,772
Exploration and evaluation	102,465	102,182
Goodwill	111,204	111,204
Other assets	1,373	1,686
	2,441,668	2,516,343
Liabilities

Current liabilities

Accounts payable and accrued liabilities	12,349	15,310
Dividends payable	7,813	7,890
Provisions and other liabilities	3,932	5,632
	24,094	28,832
Non-current liabilities

Long-term debt	419,680	464,308
Provisions and other liabilities	1,158	2,036
Deferred income taxes	128,540	126,762
	573,472	621,938
Equity attributable to Osisko Gold Royalties Ltd’s shareholders

Share capital	1,622,909	1,633,013
Warrants	30,901	30,901
Contributed surplus	17,282	13,265
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive loss	(7,031)	(2,878)
Retained earnings	186,534	202,503
	1,868,196	1,894,405
	2,441,668	2,516,343

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$

Revenues	111,702	68,179	375,135	103,664

Cost of sales	(82,748)	(44,214)	(284,705)	(44,587)
Depletion of royalty, stream and other interests	(13,136)	(8,324)	(39,637)	(15,318)

Gross profit	15,818	15,641	50,793	43,759

Other operating expenses

General and administrative	(3,646)	(5,552)	(13,214)	(17,548)
Business development	(1,077)	(9,106)	(3,750)	(13,073)
Exploration and evaluation, net of tax credits	(46)	(57)	(128)	(121)

Operating income	11,049	926	33,701	13,017

Interest income	1,041	751	3,581	3,157
Dividend income	228	-	278	-
Finance costs	(6,396)	(1,626)	(19,291)	(3,559)
Foreign exchange gain (loss)	(160)	(7,906)	92	(15,451)
Share of income (loss) of associates	(4,139)	329	(6,558)	(2,632)
Other gains, net	5,781	14,714	1,580	31,336

Earnings before income taxes	7,404	7,188	13,383	25,868

Income tax expense	(1,930)	(559)	(5,088)	(4,303)

Net earnings	5,474	6,629	8,295	21,565

Net earnings (loss) attributable to:

Osisko Gold Royalties Ltd’s shareholders	5,474	6,728	8,295	21,847
Non-controlling interests	-	(99)	-	(282)

Net earnings per share

Basic	0.04	0.05	0.05	0.19
Diluted	0.04	0.05	0.05	0.18

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$

Operating activities
Net earnings	5,474	6,629	8,295	21,565
Adjustments for:
Share-based compensation	521	2,926	3,550	9,257
Depletion and amortization	13,181	8,361	39,766	15,423
Finance costs	1,727	-	5,071	-
Share of loss (income) of associates	4,139	(329)	6,558	2,632
Net loss (gain) on acquisition of investments	-	(148)	(1,908)	2,135
Net loss (gain) on dilution of investments in associates	-	(13,510)	253	(30,319)
Net gain on disposal of investments	(6,956)	(71)	(6,956)	(703)
Change in fair value of financial assets at fair value through profit and loss	1,175	(985)	7,031	(2,449)
Deferred income tax expense	1,742	559	4,484	4,303
Foreign exchange loss	153	7,920	564	15,448
Settlement of restricted and deferred share units	(2,588)	(5,539)	(3,087)	(5,539)
Other	50	414	142	1,178
Net cash flows provided by operating activities before changes in non-cash working capital items	18,618	6,227	63,763	32,931
Changes in non-cash working capital items	2,018	(5,133)	(164)	(5,738)
Net cash flows provided by operating activities	20,636	1,094	63,599	27,193

Investing activities
Net decrease (increase) in short-term investments	(9,000)	100	(10,000)	600
Business combination, net of cash acquired	-	(622,420)	-	(622,420)
Settlement of derivative financial instruments	-	(21,072)	-	(21,072)
Acquisition of investments	(22,317)	(18,963)	(94,757)	(150,088)
Proceeds on disposal of investments	-	25,996	27,043	49,477
Acquisition of royalty and stream interests	(33,859)	(1,236)	(92,970)	(56,664)
Property and equipment	(9)	(28)	(92)	(89)
Exploration and evaluation tax credits (expenses), net	2,010	(510)	3,203	(881)
Net cash flows used in investing activities	(63,175)	(638,133)	(167,573)	(801,137)

Financing activities
Issuance of long-term debt	-	147,323	-	147,323
Issuance of common shares	82	261,816	272	264,201
Issue expenses	-	(190)	(186)	(190)
Financing fees	-	-	(379)	-
Investment from non-controlling interests	-	-	-	1,292
Repayment of long-term debt	-	-	(51,820)	-
Normal course issuer bid purchase of common shares	-	-	(21,986)	(1,822)
Dividends paid	(7,406)	(3,730)	(21,399)	(11,759)
Net cash flows used in (provided by) financing activities	(7,324)	405,219	(95,498)	399,045
Decrease in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	(49,863)	(231,820)	(199,472)	(374,899)
Effects of exchange rate changes on cash and cash equivalents	(1,580)	(7,920)	2,955	(15,448)

Decrease in cash and cash equivalents	(51,443)	(239,740)	(196,517)	(390,347)
Cash and cash equivalents – beginning of period	188,631	348,642	333,705	499,249
Cash and cash equivalents – end of period	137,188	108,902	137,188	108,902